UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PCCW LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SOUTH CHINA MORNING POST
Monday, 12 August, 2002 (Business P. 4)

PCCW 電訊盈科

PCCW Limited
電訊盈科有限公司

formerly known as Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

CHANGE OF ENGLISH NAME OF THE COMPANY

Pacific Century CyberWorks Limited 電訊盈科有限公司 announces that its corporate name has been changed to "**PCCW Limited** 電訊盈科有限公司" with effect from **August 9, 2002**.

Further to the announcements made by Pacific Century CyberWorks Limited 電訊盈科有限公司 (the "Company") on July 4, 2002 and July 31, 2002 and the circular sent to the Company's shareholders on July 5, 2002 regarding the proposed change of English name of the Company, the Directors of the Company are pleased to announce that the corporate name of "Pacific Century CyberWorks Limited 電訊盈科有限公司" has been changed to "**PCCW Limited** 電訊盈科有限公司", with effect from **August 9, 2002**. The change of name follows the approval of shareholders at the Extraordinary General Meeting of the Company held on July 31, 2002 and the issue of the Certificate of Incorporation on Change of Name by the Hong Kong Registrar of Companies on August 9, 2002.

All existing Ordinary Share Certificates and American Depositary Receipts bearing the name of "Pacific Century CyberWorks Limited 電訊盈科有限公司" will continue to be legal and valid evidence of title to ordinary shares of HK$0.05 each in the Company ("Shares") and shall remain legal and valid for trading and settlement purposes.

The trading of the Shares on The Stock Exchange of Hong Kong Limited under the new name "**PCCW Limited** 電訊盈科有限公司" with the same stock short name, being "**PCCW** 電訊盈科" and the same stock code, being "**8**", will take effect on **Wednesday, August 14, 2002**.

The Company's short symbol for the listing of its American Depositary Receipts on the New York Stock Exchange, being "**PCW**" is unchanged. The Company's CUSIP number for its American Depositary Receipts is changed from "694059106" to "**70454G 10 8**" and the related ISIN number is changed from "US 6940591067" to "**US70454G1085**" with effect from **Friday, August 9, 2002**.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, August 9, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PCCW LIMITED

Dated : August 12, 2002

By [signature]

Fiona Nott

Company Secretary